Exhibit 99.1

NOT FOR DISSEMINATION IN THE UNITED STATES. FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF UNITED STATES SECURITIES LAW.

PRESS RELEASE

CRESCENT POINT ANNOUNCES CLOSING
OF BOUGHT DEAL FINANCING

September 20, 2016 CALGARY, ALBERTA. Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX and NYSE: CPG) has closed its previously announced bought deal financing. A total of 33,700,000 Crescent Point common shares have been issued at a price of $19.30 per share for gross proceeds of approximately CDN$650 million (the "Financing"). The associated over-allotment option granted to the underwriters can be exercised at any time until and including 30 days from today's closing. In the event that the option is exercised in whole or in part, the Company will announce the proceeds at that time. Net proceeds of the Financing are expected to be used to fund approximately $600 million of incremental growth capital expenditures during 2016 and 2017 and reduce bank indebtedness.

The syndicate of underwriters was led by BMO Capital Markets, and includes CIBC Capital Markets, RBC Capital Markets, Scotia Capital Inc., TD Securities Inc., FirstEnergy Capital Corp., National Bank Financial Inc., Peters & Co. Limited, Macquarie Capital Markets Canada Ltd., AltaCorp Capital Inc., GMP Securities L.P., Canaccord Genuity Corp., Citigroup Global Markets Canada Inc., Desjardins Securities Inc., MUFG Securities (Canada), Ltd. and Wells Fargo Securities Canada, Ltd.

The common shares issued under the Financing will be eligible to receive the dividend for the month of September 2016, which is expected to be paid on October 17, 2016.

This press release is not an offer of common shares for sale in the United States. Common shares may not be offered or sold in the United States or to, or for the account of benefit of, any U.S. persons (as defined in Regulation S under the U.S. Securities Act) absent registration or an exemption from registration. The Company has not registered and will not register the common shares under the US Securities Act of 1933, as amended. The Company does not intend to engage in a public offering of common shares in the United States.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release constitute "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", "intend", "projected", "sustain", "continues", "strategy", "potential", "projects", "grow", "take advantage", "estimate", "well-positioned" and other similar expressions, but these words are not the exclusive means of identifying such statements.

In particular, this press release contains forward-looking statements pertaining to the anticipated use of proceeds from the Financing and timing of future dividend payments. Crescent Point has provided these statements in reliance on certain assumptions that Crescent Point believes are reasonable at this time.

All forward-looking statements are based on Crescent Point's beliefs and assumptions based on information available at the time the assumption was made. Crescent Point believes that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this press release should not be unduly relied upon.

Additional information on factors that could affect Crescent Point's operations or financial results, including risk factors that could cause actual results to differ materially from the forward-looking statements included in this press release, are included in Crescent Point's reports on file with Canadian and U.S. securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise. Crescent Point undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Crescent Point or persons acting on the Company's behalf are expressly qualified in their entirety by these cautionary statements.

CRESCENT POINT ENERGY CORP.

Scott Saxberg,
President and Chief Executive Officer

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Ken Lamont, Chief Financial Officer, or Trent Stangl, Senior Vice President, Investor Relations and Communications.
Telephone:	(403) 693-0020	Toll-free (US & Canada): 888-693-0020
Fax:	(403) 693-0070	Website: www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange, both under the symbol CPG.

Crescent Point Energy Corp.
Suite 2000, 585 - 8th Avenue S.W.
Calgary, Alberta T2P 1G1